UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 1-14766

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Rochester Gas and Electric Corporation Savings Plus Plan

   (Securities held pursuant to the Plan issued Energy East Corporation)

Full Name of Registrant

N/A

Former Name if Applicable

89 East Avenue

Address of Principal Executive Office (Street and Number)

Rochester, New York 14649

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Rochester Gas and Electric Corporation Savings Plus Plan (Plan) is unable to timely file the Plan's annual report on Form 11-K for the year ended December 31, 2004. The Plan's 2003 year-end audit was conducted on a limited scope as permitted by 29 CFR 2520.103-8 of the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In order to file the Form 11-K with the United States Securities and Exchange Commission, the Plan's 2003 audit scope has to be expanded in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. A limited scope audit for 2003 was previously allowed for the Plan since a Form 11-K was not required to be filed in prior years. The expanded 2003 audit for the Plan has not been completed in time to file the Form 11-K timely. The Plan expects to have the audit completed and intends to file the Form 11-K within the 15 days permitted pursuant to Rule 12b-25 of the general rules and regulations under the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	James A. Hachey	207	688-4361
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
   ☒ Yes     ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   ☐ Yes     ☒No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rochester Gas and Electric Corporation Savings Plus Plan

(Name of Registrant) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2005	By /s/Robert D. Kump Robert D. Kump Committee Member